Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-286679

Relating to the Preliminary

Prospectus Supplement dated April 22, 2025

(To Prospectus dated April 22, 2025)

SPORTRADAR ANNOUNCES PRELIMINARY FIRST QUARTER 2025 FINANCIAL RESULTS

RELEASE OF FULL FIRST QUARTER RESULTS AND EARNINGS CALL TO TAKE PLACE ON MAY 12, 2025

ST. GALLEN, Switzerland, April 22, 2025 – Sportradar Group AG (NASDAQ: SRAD) (“Sportradar” or the “Company”), a leading global sports technology company focused on creating immersive experiences for sports fans and bettors today announced, in conjunction with its filing of a preliminary prospectus supplement, preliminary unaudited financial results for the first quarter ended March 31, 2025.

Preliminary First Quarter 2025 Results

The following preliminary unaudited first quarter 2025 results are based on preliminary internal data available as of the date of this announcement:

•	Revenue of approximately €307 million to €311 million

•	Profit for the period of approximately €20 million to €24 million

•	Adjusted EBITDA[1] of approximately €56 million to €58 million

The Company will release its full financial and operating results for the first quarter ended March 31, 2025, on Monday, May 12, 2025 and will host an earnings call via webcast to discuss the results at 8:30 a.m. Eastern time on May 12.

The preliminary financial information discussed in this press release is based on management’s preliminary analysis of financial results for the quarterly period ended March 31, 2025 and information available as of the date of this announcement. The Company’s independent registered accounting firm has not reviewed or audited the preliminary financial information set forth in this press release. Prior to the release of the financial statements for and as of the period ended March 31, 2025, the Company may identify items that would require it to make adjustments to the preliminary financial information, which may be material to the information presented above.

The Company has filed a shelf registration statement (including a prospectus) on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”) for the Secondary Offering to which this communication relates. The registration statement automatically became effective upon filing on April 22, 2025. A preliminary prospectus supplement relating to the Secondary Offering has also been filed with the SEC. Investors should read the accompanying prospectus, dated April 22, 2025, the preliminary prospectus supplement relating to the Secondary Offering, dated April 22, 2025, and documents the Company has filed with the SEC, for more complete information about the Company and the Secondary Offering.

These documents may be obtained for free by visiting EDGAR on the SEC website at www.sec.gov. The prospectus supplement and accompanying prospectus relating to the Secondary Offering may also be obtained from: Goldman Sachs & Co. LLC, Attn: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316, or by emailing prospectus-ny@ny.email.gs.com; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 1-866-803-9204, or by email at prospectus-eq_fi@jpmchase.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Company’s Class A ordinary shares or any other securities, nor shall there be any offer, solicitation or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

1 Non-IFRS measure. See the sections captioned “Non-IFRS Financial Measures” and “IFRS to Non-IFRS reconciliations” for more details.

IFRS to Non-IFRS Reconciliations

The following table reconciles Adjusted EBITDA to the most directly comparable International Financial Reporting Standards (“IFRS”) Accounting Standards financial performance measure, which is Profit for the period from continuing operations (unaudited):

	Three-Month Period Ended
	March 31, 2025
	Range
Reconciliation of Profit for the Period from Continuing Operations to Adjusted EBITDA	Low	High
(in thousands)
Profit for the period from continuing operations	€20,000	€24,000
Add:
Finance income	(2,000)	(2,000)
Finance costs	22,000	22,000
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	16,000	16,000
Foreign currency loss (gain), net	(28,000)	(28,000)
Share-based compensation	15,000	15,000
Other	8,000	6,000
Income tax expense	5,000	5,000
Adjusted EBITDA	€56,000	€58,000

Non-IFRS Financial Measures

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA. We use non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of non-IFRS financial measures to their most directly comparable IFRS financial measures provided in this press release.

•	“Adjusted EBITDA” is a non-IFRS financial measure that represents earnings for the period from continuing operations adjusted for finance income and finance costs, income tax expense or benefit, depreciation and amortization (excluding amortization of capitalized sport rights licenses), foreign currency gains or losses, and other items that are not related to the Company’s revenue-generating operations such as share-based compensation. Other costs includes non-recurring items not related to the Company’s revenue-generating operations such as management restructuring costs, non-routine litigation, and transaction-related costs.

•	License fees relating to sport rights are a key component of how we generate revenue and one of our main operating expenses. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. As such, our presentation of Adjusted EBITDA reflects the full costs of our sport right’s licenses. Management believes that, by including amortization of sport rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are not representative of our ongoing business and this information is relevant in evaluating the results relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS financial results and using Adjusted EBITDA only as a supplemental measure.

While the Company has previously disclosed that it is unable to reconcile Adjusted EBITDA on a forward-looking basis due to the inability to predict certain IFRS amounts, the preliminary results provided herein relate to a recently completed quarter and are based on available internal estimates. As such, the Company is able to provide an estimated reconciliation to the nearest IFRS measure, profit for the period, which remains subject to finalization of the financial results for the period presented.

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding our preliminary estimated results and ranges for the period ended March 31, 2025 and expected performance. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “confident,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes or performance may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: risks that our independent registered accounting firm has not reviewed, audited or performed any procedures with respect to our preliminary financial estimated results and material changes in such results may result during the course of our quarter-end closing procedures and review, economy downturns and political and market conditions beyond our control, including the impact of the Russia/Ukraine and other military conflicts such as acts or war or terrorism and foreign exchange rate fluctuations; pandemics could have an adverse effect on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology, including efficiencies achieved through the use of artificial intelligence; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; difficulties in our ability to evaluate, complete and integrate acquisitions (including the IMG Arena acquisition) successfully; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; any material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; risks related to future acquisitions; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Sportradar

Sportradar Group AG (NASDAQ: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the Company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the ATP, NBA, NHL, MLB, NASCAR, UEFA, FIFA, and Bundesliga, Sportradar covers close to a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

CONTACT:

Investor Relations:

Jim Bombassei

j.bombassei@sportradar.com

Media:

Sandra Lee

sandra.lee@sportradar.com

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